Petron Energy II, Inc.

17950 Preston Road, Suite 960

Dallas, Texas 75252

December 3, 2012

Mr. Roger Schwall

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, D.C. 20549

Re: Petron Energy II, Inc.

Amendment No. 2 to Form 8-K

Filed August 24, 2012

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Filed August 24, 2012

Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended March 31, 2012

Filed August 24, 2012

Response dated August 24, 2012

File No. 333-160517

Dear Mr. Schwall:

Petron Energy, II., a Nevada corporation (the “Company”), has received and reviewed your letter of September 28, 2012 pertaining to the Company’s above-referenced filings as filed with the Securities & Exchange Commission (the “Commission”).

Specific to your comments, our responses below are in addition to those filed via the Edgar system. The following numbered responses correspond to those numbered comments as set forth in the comment letter dated April 4, 2012.

Form 10-K for Fiscal Year Ended December 31, 2011

General

1. We note that you have not complied with prior comment four, regarding your failure to file an interim report for the quarter ended November 30, 2011, which you had indicated was a period that closed prior to your decision to change your fiscal year-end. Given that you are now claiming to have succeeded to the oil and gas producing activities (as defined) of Petron Special in August 2011, rather than January 2012 as previously reported, tell us when the decision to change your fiscal year end was made and explain the reasons for any delay in announcing this change. We suggest that you contact us by telephone to discuss the manner by which you intend to respond to this comment. We reissue prior comment four.

RESPONSE: The change in the fiscal year from August 31 to December 31 was made on August 9, 2011 pursuant to the acquisition of the Company by Petron Energy Special Corp. The change of the fiscal year from August 31 to December 31 was made in order to align the fiscal year ends of the Company and Petron Energy Special Corp. As we had discussed with Staff, we are not preparing a Form 10-Q quarterly report for the quarterly period ending November 30, 2011 because: (1) the financial statements for this period are reflected in our Form 10-Q quarterly report for the period ending September 30, 2012; and (2) the time and expense to the Company in order to furnish this filing would be unreasonable because it would cost in excess of $35,000 to complete and would require at least one month to prepare.

2. We note your response to comment 5 from our letter to you dated June 22, 2012, as well as the unchanged disclosure at pages 39 and 47. Please revise your disclosure to explain the relationship between Petron Energy, Inc. and Petron Energy II, Inc. Also clarify early on in your disclosure, if true, that when you refer to “Petron” you are referring to Petron Energy II, Inc. (i.e., “the Company”).

RESPONSE: Our Filing has been amended to remove all instances in the Filing where we refer to “Petron” because of the possibility of confusion. Instead, we have substituted either the name “Petron Energy II, Inc.” or “Petron Energy Special Corp.” in the places in the disclosure where we refer to “Petron,” as applicable.

3. We note your response to comment 7 from our letter to you dated June 22, 2012. Because it is unclear to us where the responsive disclosure appears in the Form 10-K amendment, we re-issue the comment. Please provide a description of the assets which are the subject of the Asset Acquisition Agreement with ONE Energy Capital Corp. and its affiliates, or tell us where this disclosure is located.

RESPONSE: The assets that are the subject of the “Asset Acquisition Agreement,” incorporated by reference as filed with the Commission on Form 8-K on October 18, 2011, as exhibit 10.7, with ONE Energy Capital Corp. are interests in certain oil and gas leases. The assets which are the subject of the “Asset Acquisition Agreement” are disclosed in Exhibit C of the “Plan of Reorganization and Asset Purchase Agreement,” as filed with the Commission on Form 8-K on February 12, 2012, as Exhibit 10.1.

Properties, page 21

4. Your response to prior comment eight from our letter to you dated June 22, 2012 indicates that you have amended your document to provide the disclosures required by Subpart 1200 of Regulation S-K. However, we are not able to find such disclosure in your amended document. Please provide an additional response which addresses each of the specific disclosure requirements of Subpart 1200 of Regulation S-K and which clearly indicates where corresponding disclosure has been included in your amended document. To the extent that required disclosure has been omitted, file an additional amendment which includes all omitted disclosures.

RESPONSE: The following addresses where each of the specific disclosure requirements of Subpart 1200 of Regulation S-K had been addressed in our Filing:

1.	§ 229.1202 (Item 1202) Disclosure of Reserves – Disclosure pertinent to this regulation can be found in Footnote 12, “Supplemental Information on Oil & Gas,” of Item 8.

2.	§ 229.1203 (Item 1203) Proved Undeveloped Reserves – Disclosure pertinent to this regulation can be found in Footnote 12, “Supplemental Information on Oil & Gas,” of Item 8.

3.	§ 229.1204 (Item 1204) Oil and gas production, production prices and production costs – Disclosure pertinent to this regulation is not applicable because we have not generated any significant revenues to date, have not generated any oil and gas revenues to date and have limited operations as of the date of this filing.

4.	§ 229.1205 (Item 1205) Drilling and other exploratory and development activities – Disclosure pertinent to this regulation is not applicable because we have not engaged in any significant operations to date.

5.	§ 229.1206 (Item 1206) Present activities – Disclosure pertinent to this disclosure is not applicable because we have not engaged in any significant operations to date.

6.	§ 229.1207 (Item 1207) Delivery commitments – Disclosure pertinent to this regulation is not applicable because we do not have any contracts or agreements in place to provide a fixed and determinable quantity of oil or gas.

7.	§ 229.1208 (Item 1208) Oil and gas properties, wells, operations, and acreage – Disclosure pertinent to this regulation can be found in the “Projects” section of Item 1.

Management's Discussion and Analysis, page 22

General

5. We note that although you indicate revisions were made to comply with prior comment nine, pertaining to the disclosures required by Item 303 of Regulation S-K, these do not appear in your amended filing. We reissue prior comment nine.

RESPONSE: The Filing has been amended to disclose information concerning the results of our operations and liquidity to comply with Item 303 of Regulation S-K. The Filing was amended to add the following:

“LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2011, our current liabilities were $591,429 and the Company’s assets were $2,613,934.  Cash for the period ended December 31, 2011 increased by $18,108 due to the liquidation of accounts receivable.  The Company does not have any current commitments for capital expenditures or any other commitments that would result in a change in cash flow or cash requirements for the next twelve months.

We anticipate that our operations will be supported by funds raised through the private placement offering described herein and through the sale of debt or equity in the Company in private placement offerings. We plan to raise approximately $3–5 million dollars in private placements over the next twelve months; provided that we have not entered into any agreements regarding such funding (other than as described above in connection with the prior private placements) and such funding may not be available on favorable terms, if at all. We anticipate the need for a minimum of $500,000 in additional funding to continue our operations for the next twelve months. Assuming we are successful in raising a minimum of $3,000,000 subsequent to the date of this filing through the sale of debt or equity securities through private placements, we will use the proceeds to finalize the reworking of approximately 75-90 wells we acquired through the Asset Purchase Agreement, drill approximately 5–10 new wells in Oklahoma and acquire additional acreage. In the event that we are unsuccessful raising additional funds subsequent to the date hereof, we will move forward with our business plan and plan of operations in a scaled down form until such time that we can raise additional funds.”

Financial Statements

Note 3 - Reverse Merger Transaction, page 37

6. We note your response to prior comment 14 stating "The January 3, 2012 merger was simply a statutory merger between the two entities under Nevada state law to create a single entity... [and] has nothing to do with the acquisition of Petron Energy Special Corp (“PESC”) by Petron Energy II (“PEII”)." Given that you have not been able to provide a consistent and informative explanation of the transactions and events underlying your financial presentation, further revisions to your accounting and disclosures are necessary. You should expand or revise your documents as necessary to address each of the following points.

(a)	Describe the assets conveyed in exchange for the 3 million shares that were issued on August 31, 2011. If your description is different than as provided in Note 9 to the audited financial statements in the Form 10-K that you filed on December 14, 2011, for the fiscal year ended August 31, 2011, provide a thorough explanation for the inconsistency.

(b)	Describe the assets that were subsequently transferred in exchange for the 17 million shares and specify the date that these shares were in fact issued to acquire the remaining assets from Petron Energy Special Corp. If these assets were transferred in advance of January 3, 2012, you should disclose the circumstances under which that decision was made.

(c)	Explain the manner by which the business of Petron Energy Special Corp was managed during the transition in ownership, while the assets utilized in its operations were held in separate entities. Describe the terms of any operating agreements or other measures taken which ensured there would be no disruption in its operations during the period of uncertainty.

(d)	Given that you are claiming to have succeeded to the business of Petron Energy Special Corp as of August 31, 2011, you should explain why you filed the Form 8-K on January 6, 2012 to report that your acquisition on January 3, 2012 caused you to no longer be a shell company.

(e)	Explain your rationale for reporting the August 31, 2011 issuance of 3 million shares in exchange for equipment, the subsequent issuance of 17 million shares in exchange for the oil and gas assets of Petron Energy Special Corp., and conversion of the preferred shares into common shares retroactively in your Statement of Stockholders' Equity. Since you have not previously addressed an exchange involving preferred shares or shown any connection with the conveyance of operations, the manner by which this element relates to your transaction must be established.

(f)	Disclose the date that shares of the public entity were conveyed from Petron Energy Special Corp to its shareholders. If this was not January 3, 2012, you should reconcile this event (with a detailed explanation) to the share ownership indicated as of the "statutory merger" date.

(g)	Since you are attempting to follow a reverse merger accounting model, it is unclear why shares never held by Petron Energy Special Corp. and not constituting any measure of its control over the public entity, would be shown retroactively in your Statement of Stockholders' Equity rather than as issued in connection with the conveyance of operations. Please revise your presentation accordingly and explain the manner of presentation.

(h)	As you have discontinued reporting the historical activity of the registrant you should include an explanation to clarify that your financial reporting subsequent to the conveyance of operations reflects the historical accounts of Petron Energy Special Corp (if true) as your predecessor.

RESPONSE:

(a)	Describe the assets conveyed in exchange for the 3 million shares that were issued on August 31, 2011. If your description is different than as provided in Note 9 to the audited financial statements in the Form 10-K that you filed on December 14, 2011, for the fiscal year ended August 31, 2011, provide a thorough explanation for the inconsistency.

The discussion in “Note 9 – SUBSEQUENT EVENTS” was incorrect. The 3,000,000 shares were never issued and no assets were transferred. There is a list of equipment that was given to the auditor and represented the assets that were to be purchased by Restaurant Concepts of America, Inc (“RCA”). These assets (i.e. pump jacks, collection tanks, etc.) were on producing oil and gas leases owned by Petron Energy Special Corp. (“PESC”). The 17,000,000 shares were never issued. Instead a single stock certificate for 60,000,000 common shares was issued to PESC (formerly Petron Energy II, Inc.) in exchange for all its assets and liabilities.

However, please find a complete description of the assets that were to be conveyed in Exhibits A and C of the “Asset Purchase Agreement,” incorporated by reference as filed with the Commission on Form 8-K on August 16, 2011, as Exhibit 10.1. Specifically, the assets include all equipment in Exhibit A listed in the exhibit after the header “The following Lease Equipment” and all equipment in Exhibit C listed in the exhibit after the header “Equipment.”

(b)	Describe the assets that were subsequently transferred in exchange for the 17 million shares and specify the date that these shares were in fact issued to acquire the remaining assets from Petron Energy Special Corp. If these assets were transferred in advance of January 3, 2012, you should disclose the circumstances under which that decision was made.

No assets or liabilities were ever transferred. All assets were owned by Petron Energy Special Corp. (“PESC”) and remained in its possession. The merger of the two companies is considered to be effective on August 9, 2011 since that is the date the controlling shareholders of RCA were paid $232,500 for their 98.9% ownership interest in RCA by PESC. Certificate number 107 dated October 18, 2011 for 60,000,000 shares (represented 84.5% of the outstanding shares at that date) was issued to PESC and provides evidence to the fact that PESC acquired control of RCA. The January 3, 2012 statutory merger has nothing to do with the acquisition of assets.

Please find a complete description of the assets that would have been conveyed “in exchange for the 17 million shares” in Exhibits A and C of the “Asset Purchase Agreement,” incorporated by reference as filed with the Commission on Form 8-K on August 16, 2011, as Exhibit 10.1. Specifically, the assets include all equipment in Exhibit A listed in the exhibit before the header “The following Lease Equipment” and all equipment in Exhibit C listed in the exhibit before the header “Equipment.”

These oil and gas leases include the following:

  Oil & Gas Lease known as the “Pearl Ranch”;
  A Compressor Site Lease;
  75% interest in a Gas Gathering System known as Choska Gas Gathering System in Wagoner County, Oklahoma;
  Rights of Way or Easements to maintain and operate a pipeline in Wagoner County, Oklahoma;
  (1) Pipeline tap with ONEOK, Inc. located on the Southwest corner of Section 14-T16N-R16E, Wagoner County, Oklahoma.

(c)	Explain the manner by which the business of Petron Energy Special Corp was managed during the transition in ownership, while the assets utilized in its operations were held in separate entities. Describe the terms of any operating agreements or other measures taken which ensured there would be no disruption in its operations during the period of uncertainty.

Although the assets utilized in operations were held in separate entities, there was no disruption in operations because these assets were continuously managed by Mr. Smith, who had a controlling interest in both the Company and Petron Energy Special Corp. during the time of transition in the ownership of the assets and was the sole officer of both companies during this period of time. There was never an operating agreement between the entities.

(d)	Given that you are claiming to have succeeded to the business of Petron Energy Special Corp as of August 31, 2011, you should explain why you filed the Form 8-K on January 6, 2012 to report that your acquisition on January 3, 2012 caused you to no longer be a shell company.

The January 6, 2012, Form 8-K was inaccurate since the acquisition of Restaurant Concepts of America, Inc. (“RCA”) by Petron Energy Special Corp. (“PESC”) had occurred in August 2011. Since August 2011, the companies have been jointly operated by Floyd Smith. The public company and its subsidiaries had significant oil and gas operations and, therefore, the consolidated public entity was no longer a shell company as of August 2011.

(e)	Explain your rationale for reporting the August 31, 2011 issuance of 3 million shares in exchange for equipment, the subsequent issuance of 17 million shares in exchange for the oil and gas assets of Petron Energy Special Corp., and conversion of the preferred shares into common shares retroactively in your Statement of Stockholders' Equity. Since you have not previously addressed an exchange involving preferred shares or shown any connection with the conveyance of operations, the manner by which this element relates to your transaction must be established.

The original certificate for 60,000,000 shares of Restaurant Concepts of America’s (“RCA”) common stock was issued to Petron Energy Special Corp. (“PESC”) on October 18, 2011 (the name recorded on the certificate was Petron Energy II, Inc., which was subsequently changed to PESC). The 3,000,000 and 17,000,000 shares were never issued. On February 14, 2012, the 60,000,000 share stock certificate was cancelled and 78,511,478 shares of the public entity’s, common stock were distributed to PESC shareholders based on an exchange formula of two common shares for each outstanding preferred share of PESC and one common share for each outstanding common share of PESC. Footnote 3 has been changed to reflect the changes to PESC’s stockholders’ equity (deficit) statement as of December 31, 2009.

(f)	Disclose the date that shares of the public entity were conveyed from Petron Energy Special Corp to its shareholders. If this was not January 3, 2012, you should reconcile this event (with a detailed explanation) to the share ownership indicated as of the "statutory merger" date.

January 3, 2012, the “statutory merger” date, does not reflect the date of the issuance of common shares. The January 3, 2012 is simply the date that, by law, Petron Energy II, Inc. and Petron Energy Special Corp. (“PESC”) became a single entity for legal purposes. The process of exchanging PESC’s preferred and common stock for the public company’s common stock began on February 14, 2012, as authorized by the Board of Directors of the Company on January 23, 2012.

(g)	Since you are attempting to follow a reverse merger accounting model, it is unclear why shares never held by Petron Energy Special Corp. and not constituting any measure of its control over the public entity, would be shown retroactively in your Statement of Stockholders' Equity rather than as issued in connection with the conveyance of operations. Please revise your presentation accordingly and explain the manner of presentation.

Petron Energy Special Corp. (“PESC”) was issued a Stock Certificate on October 18, 2011 for 60,000,000 shares of Restaurant Concepts of America, Inc. (“RCA”). This represented a controlling interest in RCA, the public entity. The disclosures in Note 3 and the Statement of Stockholders’ Equity (deficit) have been revised accordingly.

(h)	As you have discontinued reporting the historical activity of the registrant you should include an explanation to clarify that your financial reporting subsequent to the conveyance of operations reflects the historical accounts of Petron Energy Special Corp (if true) as your predecessor.

Footnote 3 has been amended to include a statement that the retained deficit represents the operating history of Petron Energy Special Corp. (“PESC”) from the inception of the company.

Note 4 - Producing Oil and Gas Properties, page 38

7. Your disclosures under this heading show a recasting of equity accounts. This disclosure appears to belong in Note 3. Please revise your filing to reposition this disclosure, and add the information about oil and gas properties that is currently missing.

RESPONSE: The Filing has been revised to reposition this disclosure and add the information about oil and gas properties that is currently missing.

Supplemental Information on Oil and Gas (Unaudited)

Reserve Information, page F-20

8. In response to prior comment 19 you explain that since you were a private company in 2010 no reserve report was required. However, as you are now a public company, as a predecessor and consistent with your reverse merger accounting model, you must comply with the provisions of FASB ASC 932-235-50-2 for all periods presented. We reissue prior comment 19.

RESPONSE: The Filing has been revised to reflect reserve information for 2010.

Form 10-Q for the Fiscal Quarter ended June 30, 2012

Financial Statements

General

9. Revise the accounting and disclosures in your first and second quarterly reports as necessary to resolve the concerns outlined in our comments and to conform with all revisions required in your annual report. You should include an explanatory note in the forepart of each amendment summarizing the reasons for the amendment, describing the nature of the revisions and identifying the particular sections and pages of the filings where further details are presented.

RESPONSE: We have revised the accounting and disclosures in our Form 10-Q/A quarterly report for the period ending March 31, 2012 to resolve the concerns outlined in your comments and to conform to all revisions implemented in our Form 10-K/A annual report. Our revisions to our Form 10-Q/A quarterly reports for the periods ending June 30, 2012 and September 30, 2012 will be revised pending approval our Form 10-Q/A quarterly report for the period ending March 31, 2012 in order to avoid duplication. Explanatory notes in the forepart of each amendment are included as directed by the comment.

10. We note that you have not complied with prior comments 26 and 28, regarding various details of your Asset Purchase Agreement with ONE Energy, including your valuation. Please address the following points:

(a)	Explain why you believe the transaction should not be accounted for as a business combination as defined in FASB ASC 805 and, as previously requested, submit the analysis of significance that you performed in determining that financial statements were not required to be filed to comply with Rule 3-05 of Regulation S-X

(b)	Tell us how you applied the valuation guidance in FASB ASC 805-50-30-2, with details sufficient to understand why you believe the deemed value of $1 per preferred share represents fair value and is more reliably measureable than the fair value of the net assets acquired. It should be clear how you have taken into account the automatic conversion feature of the preferred shares, your designation of such shares as common stock equivalents, and the reserve report relied upon in figuring the impairment of the property interests received in exchange.

(c)	Given the current trading price of your common stock, it appears that holders of the preferred shares issued pursuant to this transaction would be entitled to receive approximately 59 million ($5.9 million / $0.10) shares of common stock upon conversion. If true, include this disclosure in your filing, along with any other material conversion provisions.

(d)	Explain how your classification of the preferred shares within equity conforms with the guidance in FASB ASC 815-40-25-10 and 26. If the number of shares issuable upon conversion are indeterminate because this depends on a future price in order to equate to the deemed value, submit the revisions you propose to comply with this guidance.

RESPONSE:

(a)	Explain why you believe the transaction should not be accounted for as a business combination as defined in FASB ASC 805 and, as previously requested, submit the analysis of significance that you performed in determining that financial statements were not required to be filed to comply with Rule 3-05 of Regulation S-X

The Company purchased producing and non-producing oil and gas wells and leases from ONE Energy Capital Corp. By definition, the purchase of a producing oil and gas well is the purchase of a business. The Company has secured an audit of the operations of the wells for the three year period ended December 31, 2011. The appropriate unaudited pro forma financial information has been prepared and will be filed as a Form 8-K amendment.

(b)	Tell us how you applied the valuation guidance in FASB ASC 805-50-30-2, with details sufficient to understand why you believe the deemed value of $1 per preferred share represents fair value and is more reliably measureable than the fair value of the net assets acquired. It should be clear how you have taken into account the automatic conversion feature of the preferred shares, your designation of such shares as common stock equivalents, and the reserve report relied upon in figuring the impairment of the property interests received in exchange.

The valuation guidance in ASC 805-50-2 assumes that there is some correspondence between the fair value of the asset acquired and the fair value of the non-cash consideration given (5,910,000 shares of preferred stock convertible into shares of common stock having a total value of $5,910,000 based on the trading price of the common shares). In the purchase transaction the $5,910,000 value of shares was agreed prior to any determination of the value of the wells. In other words, management of the Company agreed to a bad deal. The economic loss to the shareholders of the Company is estimated to range from $3.8 to $5.7 million based on the Schedule attached as Exhibit A. The estimate will change depending upon the actual number of common shares to be issued to ONE Energy. The Company’s management is aware of the significant potential number of common shares to be issued and the serious impact on the shareholders and the Company’s stock price. The Company recognized the $5,903,000 impairment at March 31, 2012 to give effect to their concerns. The $5,903,000 impairment was used by management as this appears to be the maximum economic loss based on the common stock price not falling below $0.01 per share.

(c)	Given the current trading price of your common stock, it appears that holders of the preferred shares issued pursuant to this transaction would be entitled to receive approximately 59 million ($5.9 million / $0.10) shares of common stock upon conversion. If true, include this disclosure in your filing, along with any other material conversion provisions.

The Company has disclosed the potential stock issuances in Footnote 3. More specifically, according to Exhibit A of the “Plan of Reorganization and Asset Purchase Agreement,” incorporated by reference as filed with the Commission on Form 8-K on February 17, 2012, as Exhibit 10.1, holders of the preferred shares issued pursuant to this transaction are subject to a mandatory conversion through which “all of the share of Preferred Stock then held by each Holder shall automatically … be converted into that number of fully-paid, non-assessable shares of Common Stock as determined by dividing the Aggregate Conversion Value of the Series B Value of the Series B Preferred Shares subject to such conversion by the Conversion Price.” Furthermore, “the Conversion Price per share of the Preferred stock in connection with a Mandatory Conversion shall mean the average of the Closing Sales Prices of the Company’s common stock on five Trading Days prior to the applicable Mandatory Conversion date.” The Mandatory Conversion Date, as provided by Exhibit A of the “Plan of Reorganization and Asset Purchase Agreement,” is January 7, 2013. Therefore, the number of common stock shares that holders of preferred shares issued pursuant to this transaction would be entitled to receive is uncertain because it is impossible to calculate the Conversion Price per share, which is contingent upon averaging the Closing Sales Prices of the Company’s common stock on five Trading Days prior to January 7, 2013.

(d)	Explain how your classification of the preferred shares within equity conforms with the guidance in FASB ASC 815-40-25-10 and 26. If the number of shares issuable upon conversion are indeterminate because this depends on a future price in order to equate to the deemed value, submit the revisions you propose to comply with this guidance.

The balance sheet has been restated to reflect a common stock issuance liability of $5,904,090 which is the amount that the $5,910,000 purchase price exceeded the preferred stock par value.

In connection with the Company’s responding to the comments set forth in the September 28, 2012 letter, the Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the Filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the Filing; and,

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

A copy of this letter and any related documents have also been filed via the EDGAR system. Thank you for your courtesies.

Very truly yours,

/s/ Floyd L. Smith

Floyd L. Smith

Chief Executive Officer

Petron Energy II, Inc.
Estimated Economic Loss
"One Energy Deal"

Description			Amounts		Value Per Share	Value Per Share
Stockholders' Equity @ 12/31/11		$	2,022,505			
Adjustments to EQUITY which represent estimated Fair Values						
Pipeline Investment estimated Fair Value	$ 2,329,600					
Book Value	(808,711)		1,520,889			
Oil and Gas Properties Proved PV 10% Value	$ 1,750,619					
Book Value	(1,433,068)		317,551			
Oil and Gas Probable Reserve Estimate @ PV 10%	$ 5,902,935					
50% Adjustment to Recognize Risk	(2,951,467)		2,951,468			
Total Estimated Company Fair Value		$	6,812,413			
Total Outstanding Shares		÷	110,727,511		$ 0.061524	$ 0.061524
Company Fair Value Estimate		$	6,812,413			
Value of One Energy Well @ PV 10%			232,000			
Estimated Company Fair Value after Deal		$	7,044,413			
Estimated Outstanding common Shares based on Prefered Stock at current stock price		÷	258,477,511	(1)	$ 0.027253	$ 0.010039 (2)
Decline in Value Per Share					0.034271	0.051485
Outstanding Shares Before One Energy Deal					x 110,727,511	x 110,727,511
Economic Loss to Current Shareholders					$ 3,794,702	$ 5,700,820

		Current	Estimate
(1) Outstanding Shares 12/31/11		110,727,511	110,727,511
Common Shares to be issued for One Energy Prefered Stock			
Deemed Value of Prefered Stock	5,910,000		
Trading Value from March 5-27	$ 0.04	147,750,000	
If Value Declined to $0.01			591,000,000
Proforma Outstanding Shares		258,477,511	701,727,511

(2) Value per Share computed as Follows

Compamy Fair Value after Deal	$ 7,044,413
Proforma Outstanding Shares	÷ 701,727,511
	0.010039